Exhibit 23.4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

FINANCIAL STATEMENT SCHEDULE

Board of Directors and Shareholders

Mannatech, Incorporated

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Mannatech, Incorporated and subsidiaries referred to in our report dated March 16, 2007, which is included in the annual report to shareholders and included in Part II of this form. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15 for 2005 and 2006, which is the responsibility of the Company’s management. In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Dallas, Texas

March 17, 2008